Exhibit 99.1

YM BIOSCIENCES AND THE NATIONAL RESEARCH COUNCIL OF CANADA BIOTECHNOLOGY RESEARCH INSTITUTE (NRC-BRI) PRODUCE NEW BREAST CANCER DRUG CANDIDATES
Collaboration to create optimized antibodies produces first candidates which selectively target HER2 in breast cancer

MISSISSAUGA, Canada- December 10, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today announced the first results of a collaborative program between YM and the National Research Council of Canada’s Biotechnology Research Institute (NRC-BRI). Utilizing YM’s IntelliMab™ technology, the program is designed to generate novel antibodies that target cell surface receptors associated with cancer, uniquely optimized to produce efficacy with reduced toxicities. The first successfully designed and delivered products from the collaboration are a number of antibodies that bind to HER2/neu-over-expressing breast cancer cells while minimally binding to HER2 on normal cardiac cells. The lead candidate antibody for conjugation is in the final stages of selection from that number.

“This is a new generation of rationally designed antibodies that bind to HER2/neu on cancer cells to an extent similar to that seen with trastuzumab (Herceptin®, Genentech/Roche) but are distinguished from trastuzumab by their minimal targeting of HER2 on cardiac cells, which is expected to result in reduced collateral cardiac toxicity," said David Allan, Chairman and CEO of YM BioSciences. “The improved specificity of these anti-HER2 antibodies makes them amenable to conjugation with highly potent toxins which would permit the selected IntelliMab anti-HER2/neu conjugate antibody to be an important competitor to Trastuzumab-DM1 (Genentech/Immunogen).”

“Subsequent to the soon-to-be-completed functional studies for this panel of antibodies, the optimal candidate will be entered into full development,” added Mr. Allan. “This work was informed by published observations for our lead antibody, nimotuzumab, which is differentiated from its competitors by its remarkably diminished toxicity."

HER2 (also known as ErbB-2, ERBB2), is associated with more aggressive breast cancers. Unwanted targeting of HER2 on cardiac myocytes (heart tissue) has been associated with damage to the heart in up to 28% of  patients currently treated with trastuzumab when combined with certain chemotherapies (www.herceptin.com Full Prescribing Information).

Dr. Gregory P. Adams, Co-Leader, Molecular Medicine Program, Department of Medical Oncology, Fox Chase Cancer Center commented, “Antibodies with better selectivity for tumor tissue over normal tissues are an important goal for improved cancer therapy.  They may offer improved efficacy over less selective antibodies on their own and their major advantage should lie in the precise delivery of toxic payloads to tumor cells, sparing toxicity to normal tissues.”

The collaborative program is a multi-target, parallel-discovery research project funded by YM and NRC-BRI to develop YM's IntelliMab™ technology, a proprietary platform for generating new therapeutic antibodies that are designed to be as effective as, but safer than the current generation of antibodies. Collateral toxicity is an important challenge for numerous antibodies that indiscriminately target receptor in normal tissues as well as in the intended cancer cells. Furthermore, these antibodies are expected to be ideal candidates for delivering potent toxins to cancer cells. Depending on the cancer target selected, IntelliMab™ antibodies will be developed as naked antibodies and/or antibody conjugates. The YM team is led by Mr. Sean Thompson, Vice President of Strategic Projects and Corporate Development, who is collaborating with Dr. Maureen O’Connor, Leader of the NRC Genomics and Health Initiative Cancer Program.

"YM BioSciences has combined forces with the NRC-BRI, harnessing its world-class facility and considerable scientific expertise to create what we expect will be a suite of novel, high-value antibodies for a broad range a cancer types," added Mr. Thompson.  “Dr. O’Connor has assembled a team of outstanding scientists with a depth of expertise that is complementary to our own insights and experience with antibody development.  We look forward to working with the NRC to advance this new portfolio of therapeutic candidates and to being able to disclose further details on our antibody candidates from this program in the near future as additional optimized antibodies are delivered under this program. I would like to acknowledge the important contribution to YM from its Associate Director for Science, Ilia Tikhomirov, for making the initial observations of the principle that led to the creation of the IntelliMab™ platform.”

The IntelliMab™ platform provides YM with an opportunity for an expanded and valuable intellectual property position in the lucrative monoclonal antibody market.  All intellectual property resulting from this collaboration will be owned jointly and commercial rights for drug candidates will be retained by YM. The costs associated with the drug discovery collaboration with NRC-BRI are not anticipated to be material to YM.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, rare incidents of Grade IV radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com